

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Christopher Eng
Executive Vice President and General Counsel
Summit Hotel Properties, Inc.
13215 Bee Cave Parkway, Suite B-300
Austin, TX 78738

> **Re: Summit Hotel Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-35074**

Dear Mr. Eng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction